Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2023

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2023 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2022. The date of this MD&A is November 8, 2023. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, netback, sales, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company's disclosure under the headings "Non-GAAP and Other Financial Measures", "Oil and Natural Gas Information", and "Forward-Looking Statements" included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
Three months ended	2023	2023	2023	2022	2022	2022	2022	2021
Production revenues	$200.4	$166.0	$180.9	$206.5	$210.6	$276.5	$203.7	$149.8
Cash flow from operating activities	95.3	67.1	72.6	126.5	121.4	125.0	83.9	62.6
Basic per share (1)	1.18	0.82	0.89	1.54	1.48	1.52	1.03	0.81
Diluted per share (1)	1.15	0.79	0.87	1.50	1.44	1.48	1.00	0.78
Funds flow from operations (2)	98.9	87.4	94.3	110.5	104.6	157.0	78.6	80.0
Basic per share (3)	1.22	1.07	1.15	1.34	1.27	1.91	0.97	1.04
Diluted per share (3)	1.19	1.03	1.12	1.31	1.24	1.86	0.94	1.00
Net income	24.8	18.4	30.5	631.7	40.7	113.9	23.8	21.7
Basic per share	0.31	0.22	0.37	7.69	0.50	1.39	0.29	0.28
Diluted per share	$0.30	$0.22	$0.36	$7.47	$0.48	$1.35	$0.28	$0.27
Production
Light oil (bbl/d)	12,452	12,512	12,809	12,105	11,062	12,261	11,114	11,155
Heavy oil (bbl/d)	6,260	5,356	6,241	5,983	5,854	6,174	5,789	3,237
NGLs (bbl/d)	2,708	2,432	2,678	2,520	2,379	2,406	2,432	2,310
Natural gas (mmcf/d)	69	64	69	67	64	64	60	58
Total (boe/d)(4)	32,937	31,042	33,153	31,742	29,985	31,575	29,407	26,352

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(4)
Disclosure of production on a per boe basis in this MD&A consists of the constituent product types and their respective quantities. See also "Supplemental Production Disclosure" and "Oil and Natural Gas Information".

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2023	2022	2023	2022
Cash flow from operating activities	$95.3	$121.4	$235.0	$330.3
Change in non-cash working capital	(3.6)	(21.9)	16.7	(13.9)
Decommissioning expenditures	5.3	3.5	18.9	15.8
Onerous office lease settlements	2.2	2.3	6.7	6.9
Settlement of restricted share units	0.1	-	4.7	-
Deferred financing costs	(0.6)	(0.7)	(1.7)	(2.1)
Restructuring charges (1)	-	-	-	2.5
Transaction costs	-	-	-	0.1
Other expenses (1)	0.2	-	0.3	0.6
Funds flow from operations (2)	98.9	104.6	280.6	340.2
Capital expenditures	(45.9)	(74.0)	(192.5)	(217.7)
Decommissioning expenditures	(5.3)	(3.5)	(18.9)	(15.8)
Free Cash Flow (2)	$47.7	$27.1	$69.2	$106.7

Per share – funds flow from operations (3)
Basic per share	$1.22	$1.27	$3.45	$4.16
Diluted per share	$1.19	$1.24	$3.37	$4.04

(1)
Excludes the non-cash portion of restructuring and other expenses.
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".

Cash flow from operating activities and funds flow from operations decreased in both periods in 2023 from 2022 primarily due to lower commodity prices which resulted in lower production revenues. This was partially offset by higher average production in the first nine months of 2023 compared to 2022 and realized hedging gains in the first nine months of 2023 compared to realized hedging losses in 2022.

In Q3 2023, both cash flow from operating activities and funds flow from operations were impacted by higher share-based compensation charges of $13.1 million related to certain cash settled share-based incentive plans. None of these share-based awards fully vested requiring payment to staff during the period. The expense was primarily due to the significant increase in the Company’s share price and resultant mark-to-market charge (September 30, 2023 per share price close on the Toronto Stock Exchange of $11.18 compared to June 30, 2023 per share price close of $7.75).

During Q2 2023, production volumes were reduced by approximately 2,100 boe/d due to temporary shut-ins throughout May as a result of the wildfires in Alberta. These fires impacted our Cardium and Peace River operations and resulted in a reduction in funds flow from operations of approximately $6 million in Q2 2023. All production was restored by early June.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Business Strategy

The Company recently announced a three-year plan with expected production growth to 50,000 boe/d in 2026. The increase is expected to be driven primarily by the development of our Peace River assets, which are forecasted to more than triple production to 24,000 boe/d in 2026.

Our strategy for the three-year corporate growth plan is to maintain production levels in our light oil assets (Willesden Green and Pembina (Cardium) and Viking) and use the significant free cash flow expected to be generated from these assets to fund growth in our heavy oil business at Peace River until it becomes self-sustaining which, subject to commodity prices, is anticipated to be by 2026. Our plan anticipates continued development in both the Bluesky and Clearwater heavy oil formations, with Bluesky production providing the primary growth given the significant inventory adjacent to existing fields and our new Walrus development area.

The three-year plan allows the Company to focus on growing Peace River production and per share metrics, with potential options to return capital to shareholders and/or further reduce debt levels. In 2023, we began our share buyback program under our normal course issuer bid (“NCIB”) and have re-purchased and cancelled 3,603,635 common shares for total consideration of approximately $32.9 million to-date in 2023. Purchases under the NCIB are subject to having $65 million of liquidity and complying with the terms of our current credit facilities.

The Company continues to focus on our Environmental, Social & Governance ("ESG") initiatives and progressed on our environmental remediation efforts in 2023, with a focus on abandoning and reclaiming inactive fields in Northern Alberta. Currently, we anticipate spending between $26 - $28 million on our decommissioning expenditures in 2023. In the coming years, the Company will continue to focus on abandoning and reclaiming inactive fields across our portfolio while making a positive difference to the environment, stakeholders and communities where we live and work.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Benchmark prices
WTI oil ($US/bbl)	$82.26	$73.78	$76.13	$82.65	$91.55	$108.41	$94.29	$77.19
Edm mixed sweet par price (CAD$/bbl)	107.89	95.12	99.06	110.03	116.88	137.76	115.64	93.36
Western Canada Select (CAD$/bbl)	93.07	78.89	69.44	77.38	93.62	122.06	100.99	78.82
NYMEX Henry Hub ($US/mmbtu)	2.55	2.10	3.42	6.26	8.20	7.17	4.95	5.83
AECO 5A Index (CAD$/mcf)	2.60	2.45	3.22	5.11	4.16	7.24	4.74	4.66
Foreign exchange rate ($US/CAD$)	1.34	1.34	1.35	1.35	1.31	1.28	1.27	1.26

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(1.86)	(2.96)	(2.86)	(1.61)	(2.05)	(0.50)	(2.96)	(3.10)
WTI - Western Canadian Select Heavy ($US/bbl)	(12.89)	(15.04)	(24.77)	(25.66)	(19.86)	(12.80)	(14.53)	(14.64)

Average sales price (1) (2)
Light oil (CAD$/bbl)	109.56	96.92	101.51	110.45	118.66	139.88	117.91	92.55
Heavy oil (CAD$/bbl)	80.14	61.63	44.98	62.19	81.78	106.18	84.77	51.76
NGLs (CAD$/bbl)	49.71	50.45	59.37	64.33	69.12	82.93	68.09	59.46
Total liquids (CAD$/bbl)	93.40	82.04	80.08	90.80	101.36	123.32	101.72	80.07
Natural gas (CAD$/mcf)	$2.65	$2.56	$4.06	$5.66	$5.31	$7.38	$4.96	$5.05

(1)
Excludes the impact of realized hedging gains or losses.
(2)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Oil

WTI prices increased throughout Q3 2023 as Saudi Arabia continued their voluntary approximately 1 million boe/d production restriction for the remainder of 2023, settling close to WTI US$90 per barrel in September. For Q3, 2023, WTI averaged US$82.26 per barrel.

During Q3 2023, in addition to WTI prices increasing, WCS prices experienced strong gains due to oil sands maintenance restricting supply and seasonal demand resulting in differentials improving in Q3 2023 to average US$12.89 per barrel compared to a Q2 2023 average of US$15.04 per barrel. The MSW differential also narrowed quarter over quarter, settling at an average of US$1.86 per barrel to WTI.

The Company currently has the following oil hedging contracts in place on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price ($/bbl)
WCS Differential Swap	1,500	November 2023 - December 2023	(21.20)
WTI Swap	1,083	November 2023	110.54
WTI Collar	3,917	November 2023	112.24 - 117.74

Natural Gas

NYMEX Henry Hub gas prices daily settled in a range of US$2.48/mmbtu to US$2.96/mmbtu throughout the quarter. The average NYMEX price for Q3 2023 was US$2.55/mmbtu.

In Alberta, AECO 5A prices averaged $2.60/mcf in Q3 2023 an increase from $2.45/mcf in Q2 2023. The combination of wildfires in Alberta, which tightened supply, and warm summer temperatures led to the increase in prices.

The Company currently has the following natural gas hedging contracts in place on a weighted average basis:

Type	Volume (mcf/d)	Remaining Term	Price ($/mcf)
AECO Swap	26,588	November 2023 - March 2024	3.47

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

RESULTS OF OPERATIONS

Average Sales Prices (1)

	Three months ended September 30			Nine months ended September 30
	2023	2022	% change	2023	2022	% change
Light oil (per bbl)	$109.56	$118.66	(8)	$102.67	$125.99	(19)
Heavy oil (per bbl)	80.14	81.78	(2)	62.44	91.19	(32)
NGL (per bbl)	49.71	69.12	(28)	53.21	73.38	(27)
Total liquids (per bbl)	93.40	101.36	(8)	85.25	109.18	(22)
Realized risk management gain (loss) (per bbl)	(1.03)	0.54	n/a	(0.30)	(4.83)	(94)
Total liquids price, net (per bbl)	92.37	101.90	(9)	84.95	104.35	(19)

Natural gas (per mcf)	2.65	5.31	(50)	3.09	5.90	(48)
Realized risk management gain (loss) (per mcf)	0.78	(0.44)	n/a	0.69	(0.37)	n/a
Natural gas net (per mcf)	3.43	4.87	(30)	3.78	5.53	(32)

Weighted average (per boe)	66.29	76.58	(13)	62.13	83.64	(26)
Realized risk management gain (loss) (per boe)	0.96	(0.59)	n/a	1.25	(3.92)	n/a
Weighted average net (per boe)	$67.25	$75.99	(12)	$63.38	$79.72	(20)

(1)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2023	2022	% change	2023	2022	% change
Light oil (bbl/d)	12,452	11,062	13	12,590	11,480	10
Heavy oil (bbl/d)	6,260	5,854	7	5,952	5,940	-
NGL (bbl/d)	2,708	2,379	14	2,606	2,405	8
Natural gas (mmcf/d)	69	64	8	67	63	6
Total production (boe/d)	32,937	29,985	10	32,376	30,324	7

The Company's production levels increased in both periods in 2023 compared to 2022 as a result of our active development program and strong drilling results. During the first nine months of 2023 we brought on production 35 wells (34.6 net) across our Peace River, Cardium and Viking areas.

During Q2 2023 production levels were impacted by temporary production shut-ins associated with the Alberta wildfires which reduced our average production for Q2 2023 by approximately 2,100 boe/d.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Average production within the Company’s key development areas and within the Company’s Legacy asset area were as follows:

	Three months ended September 30			Nine months ended September 30
Daily production (boe/d) (1)	2023	2022	% change	2023	2022	% change
Cardium	23,403	21,853	7	23,537	22,395	5
Peace River	6,810	6,623	3	6,538	6,686	(2)
Viking	2,361	1,034	128	1,913	819	134
Legacy	363	475	(24)	388	424	(8)
Total	32,937	29,985	10	32,376	30,324	7

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

	Three months ended September 30
(per boe)	2023	2022
Netback:
Sales price (1)	$66.29	$76.58
Risk management gain (loss) (2)	0.96	(0.59)
Royalties	(8.93)	(14.06)
Transportation	(3.69)	(3.18)
Net operating costs (3)	(13.60)	(14.57)
Netback (3)	$41.03	$44.18

	(boe/d)	(boe/d)
Production	32,937	29,985

(1)
Includes the impact of commodities purchased and sold to/from third parties of $0.5 million (2022 – $0.5 million).
(2)
Realized risk management gains and losses on commodity contracts, including the PROP Energy 45 Limited Partnership hedges in 2022.
(3)
Non-GAAP financial ratios. See "Non-GAAP and Other Financial Measures".

	Nine months ended September 30
(per boe)	2023	2022
Netback:
Sales price (1)	$62.13	$83.64
Risk management gain (loss) (2)	1.25	(3.92)
Royalties	(8.23)	(13.71)
Transportation	(3.41)	(3.08)
Net operating costs (3)	(14.40)	(14.17)
Netback (3)	$37.34	$48.76

	(boe/d)	(boe/d)
Production	32,376	30,324

(1)
Includes the impact of commodities purchased and sold to/from third parties of $1.9 million (2022 – $1.6 million).
(2)
Realized risk management gains and losses on commodity contracts, including the PROP Energy 45 Limited Partnership hedges in 2022.
(3)
Non-GAAP financial ratios. See "Non-GAAP and Other Financial Measures".

The Company's netback decreased in 2023 from the comparable periods in 2022 primarily due to lower commodity prices. This was partially offset by decreased royalties due to lower commodity prices and realized risk management gains on our commodity contracts in 2023.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
Netback:
Sales (1) (2)	$200.9	$211.1	$549.2	$692.4
Risk management gain (loss) (3)	2.9	(1.6)	11.0	(32.4)
Royalties	(27.1)	(38.8)	(72.8)	(113.5)
Transportation	(11.2)	(8.7)	(30.2)	(25.5)
Net operating costs (2)	(41.2)	(40.1)	(127.2)	(117.3)
Netback (2)	$124.3	$121.9	$330.0	$403.7

(1)
Includes the impact of commodities purchased and sold to/from third parties of $0.5 million (2022 – $0.5 million) for the third quarter of 2023 and $1.9 million (2022 – $1.6 million) for the first nine months of 2023.
(2)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".
(3)
Realized risk management gains and losses on commodity contracts.

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
Production revenues	$200.4	$210.6	$547.3	$690.8
Sales of commodities purchased from third parties	3.4	4.0	13.3	10.8
Less: Commodities purchased from third parties	(2.9)	(3.5)	(11.4)	(9.2)
Sales (1)	200.9	211.1	549.2	692.4
Realized risk management gain (loss) (2)	2.9	(1.6)	11.0	(32.4)
Gross revenues (1)	$203.8	$209.5	$560.2	$660.0

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains and losses on commodity contracts.

The Company's production revenues and gross revenues were lower in the 2023 periods compared to the comparable periods in 2022, mainly due to lower commodity prices. This was partially offset by higher production volumes from our active development program, less temporary wildfire impacts in Q2 2023, and realized risk management gains in the 2023 periods compared to realized risk management losses in the 2022 comparable periods.

Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – September 30, 2022	$660.0
Increase in liquids production	42.2
Decrease in liquids prices	(140.9)
Increase in natural gas production	7.0
Decrease in natural gas prices	(51.6)
Increase in realized oil risk management gain	24.4
Increase in realized natural gas risk management gain	19.1
Gross revenues – January 1 – September 30, 2023 (2)	$560.2

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Excludes processing fees and other income.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Royalties

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Royalties (millions)	$27.1	$38.8	$72.8	$113.5
Average royalty rate (1)	13%	18%	13%	16%

(1)
Excludes effects of risk management activities and other income.

For the 2023 periods, both absolute royalties and the average royalty rate decreased from the comparable 2022 periods largely due to lower commodity prices.

Expenses

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
Net operating (1)	$41.2	$40.1	$127.2	$117.3
Transportation	11.2	8.7	30.2	25.5
Financing	13.2	12.6	37.8	32.9
Share-based compensation	$15.0	$4.0	$18.1	$28.9

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
Operating costs	$46.7	$43.5	$143.1	$127.7
Less processing fees	(3.4)	(1.6)	(10.7)	(5.5)
Less road use recoveries	(2.1)	(1.8)	(5.2)	(4.9)
Net operating costs (1)	$41.2	$40.1	$127.2	$117.3

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

Operating costs have increased in the 2023 periods compared to the 2022 periods due to higher power costs, increased power usage with a higher production base and general inflationary pressures experienced across the industry.

The Company has recently entered into power hedging contracts for 2024 to help minimize our exposure to power pricing volatility and their impact on net operating costs.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. New wells drilled in the Peace River area over the past year resulted in higher production and thus higher transportation costs in the first nine months of 2023 compared to the first nine months of 2022.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Financing

Financing expense consists of the following:

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
Interest	$7.3	$9.1	$21.0	$22.5
Accretion on decommissioning liability	4.3	2.5	13.1	7.5
Accretion on office lease provision	0.3	0.3	0.8	1.1
Accretion on other non-current liability	-	-	-	0.2
Accretion on discount of senior unsecured notes	0.2	-	0.4	-
Accretion on lease liabilities	0.1	0.1	0.3	0.3
Loss on repurchased senior unsecured notes	0.4	-	0.5	-
Deferred financing costs	0.6	0.7	1.7	2.1
Debt modification	-	(0.1)	-	(0.8)
Financing	$13.2	$12.6	$37.8	$32.9

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior unsecured notes. Interest charges were lower in the 2023 periods compared to the 2022 periods as lower balances under our syndicated credit facility more than offset higher interest rates under the Company’s current debt agreements.

The Company has a reserve-based syndicated credit facility with an aggregate amount available of $240.0 million. The syndicated credit facility is subject to semi-annual borrowing base redeterminations typically in May and November of each year and currently has a revolving period to May 31, 2024 and a maturity date of May 31, 2025.

At September 30, 2023, the Company had senior unsecured notes outstanding totaling $118.4 million which mature on July 27, 2027. During Q3 2023, the Company re-purchased for cancellation $0.7 million principal amount of senior unsecured notes on the open market at an average price of $993 per $1,000 principal amount, in addition to the Repurchase Offer outlined below. The senior unsecured notes were initially issued at a price of $980 per $1,000 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

As part of the terms of the senior unsecured notes, the Company is required, in certain circumstances, to make a repurchase offer at a price of $1,030 per $1,000 principal amount to an aggregate amount of $63.8 million (the "Repurchase Offer"), based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer. The Company completed a Repurchase Offer for $5.0 million in August 2023.

Subsequent to September 30, 2023, the Company re-purchased for cancellation an additional $1.0 million principal amount of senior unsecured notes on the open market at an average price of $1,005 per $1,000 principal amount, resulting in a total of $117.4 million senior unsecured notes currently outstanding.

At September 30, 2023, letters of credit totaling $4.9 million were outstanding (December 31, 2022 – $5.1 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

Share-Based Compensation

Share-based compensation expense relates to the Company's Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Share-based compensation expense consisted of the following:

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
DSUs	$6.6	$0.2	$4.5	$11.1
PSUs	5.3	2.0	5.8	8.6
NTIP	1.2	0.6	1.8	5.6
Cash settled share-based incentive plans	$13.1	$2.8	$12.1	$25.3

RSUs	$1.6	$0.9	$5.1	$2.5
Options	0.3	0.3	0.9	1.1
Equity settled share-based incentive plans	1.9	1.2	6.0	3.6
Share-based compensation	$15.0	$4.0	$18.1	$28.9

The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the PSU, DSU and NTIP future obligations.

On September 30, 2023, the Company's share price closed at $11.18 per share compared to $7.75 per share at June 30, 2023, which resulted in the higher expense for the cash settled share-based incentive plans during Q3 2023 compared to Q3 2022, when our share price was relatively unchanged during the period. None of the share-based awards for these plans vested to staff during Q3 2023, resulting in no cash outlay. A summary of our historical share price is as follows:

					As at
	September 30		June 30		December 31
2023	$11.18	2023	$7.75	2022	$8.98
2022	$9.93	2022	$9.94	2021	$5.21

General and Administrative Expenses ("G&A")

	Three months ended September 30		Nine months ended September 30
(millions, except per boe amounts)	2023	2022	2023	2022
Gross	$9.1	$8.6	$28.1	$24.8
Per boe (1)	3.00	3.12	3.18	3.00
Net	4.6	4.7	14.6	13.6
Per boe (1)	$1.51	$1.73	$1.65	$1.64

(1)
Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.

The Company increased staffing levels in 2022 to align with our higher activity level and expanded capital program which has contributed to higher absolute G&A costs in the first nine months of 2023 compared to 2022. Additionally, in 2023, general inflationary pressures have continued to impact G&A.

The higher production levels resulted in lower per boe G&A metrics in Q3 2023 compared to Q3 2022.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Restructuring and other expenses

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
Restructuring	$-	$-	$-	$2.5

Other	$0.2	$1.2	$0.3	$1.8

Restructuring expenses in 2022 included severance charges as well as the acceleration of certain expenses under the RPSU plan due to staff changes.

Depletion, Depreciation and Impairment

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
Depletion and depreciation (“D&D”)	$54.7	$46.0	$157.2	$128.8

PP&E Impairment (reversal)	$0.3	$25.1	$0.8	$35.8

The Company’s D&D expense increased in the 2023 periods from the 2022 periods, primarily due to higher production levels and non-cash impairment reversal charges recorded in 2022 in our Cardium cash generating unit (“CGU”), which increased the depletable base. These impairment reversals were recorded mainly due to the improved commodity price environment and our expanded capital program which increased reserve volumes.

For the first nine months of 2023, we recorded a $0.8 million impairment in our Legacy CGU due to decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

Taxes

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
Deferred income tax expense	$7.9	$-	$23.8	$-

In 2022, the Company recorded a $246.4 million deferred income tax asset as we determined that it was probable that the asset would be utilized. For the first nine months of 2023, the Company generated income and utilized $23.8 million of the deferred income tax asset which led to the deferred income tax expense.

Net Income

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2023	2022	2023	2022
Net income	$24.8	$40.7	$73.7	$178.4
Basic per share	0.31	0.50	0.91	2.18
Diluted per share	$0.30	$0.48	$0.89	$2.12

In the 2023 periods, net income was the result of the Company's higher production and positive operating results. This was partially offset by lower commodity prices which reduced production revenue compared to 2022. The Company also recorded a non-cash deferred income tax expense in the 2023 periods due to the recognition of a deferred income tax asset at year end 2022 in conjunction with our significant tax pool position.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

In the 2022 periods, net income benefited from impairment reversals due to increased commodity prices from the prior year and positive results from our capital program and was partially offset by higher share-based compensation charges as a result of the Company's significant share price appreciation during the first nine months of 2022.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
Drilling and completions	$25.4	$54.7	$114.2	$142.5
Well equipping and facilities	20.9	18.4	75.5	60.1
Land and geological/geophysical	-	0.7	1.9	14.4
Corporate	(0.4)	0.2	0.9	0.7
Capital expenditures	45.9	74.0	192.5	217.7
Property acquisitions, net	0.5	4.3	0.6	4.6
Total	$46.4	$78.3	$193.1	$222.3

In Q3 2023, the Company began our active second half 2023 development program with rigs running in our Peace River and Cardium plays.

In the first nine months of 2023, we continued our development program with five rigs utilized across our Cardium, Peace River and Viking plays. During the first nine months of 2023, we brought on 35 (34.6 net) wells which included 12 (11.6 net) wells in the Cardium, 12 (12.0 net) wells in Peace River, and 11 (11.0 net) wells in the Viking.

Drilling

	Nine months ended September 30
	2023		2022
(number of wells)	Gross	Net	Gross	Net
Oil	44	36	49	42
Gas	-	-	1	1
Injectors, stratigraphic and service	6	5	1	-
Total	50	41	51	43

The Company drilled 36 (35.5 net) operated wells during the first nine months of 2023. In addition, the Company had a minor non-operated working interest on 14 (5.1 net) wells that were drilled by various partners during the period.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site rehabilitation requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to our ESG initiatives to manage the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/ reclamation/ remediation. Operations are continuously monitored to minimize our environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates. Obsidian Energy voluntarily entered into the Government of Alberta’s Area Based Closure program (the "ABC program") which allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner through 2020 and 2021. Beginning in 2022, the Company follows the new Alberta Energy Regulator ("AER") guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites. In August 2022, our minimum spending targets for 2023 were increased by the Alberta Government.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

The Company received Alberta Site Rehabilitation Program ("ASRP") grants and allocations of $30.2 million on a gross basis to the end of 2022 when the ASRP ended, a portion of which was received in allocation eligibility as an ABC program participant. Total grant support was determined once all project costs were finalized in 2023. These awards allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduced our decommissioning liability.

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	September 30, 2023	December 31, 2022
Long-term debt
Syndicated credit facility	$118.0	$105.0
Senior unsecured notes	118.4	127.6
Unamortized discount of senior unsecured notes	(1.8)	(2.3)
Deferred financing costs	(3.9)	(5.0)
Total	230.7	225.3

Working capital deficiency
Cash	(0.9)	(0.8)
Accounts receivable	(82.7)	(82.6)
Prepaid expenses and other	(16.3)	(10.7)
Accounts payable and accrued liabilities	163.5	185.6
Total	63.6	91.5

Net debt (1)	$294.3	$316.8

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Net debt decreased compared to December 31, 2022, as a result of the repurchase and cancellation of our senior unsecured notes during the period and a lower working capital deficiency. This was partially offset by higher drawings under our syndicated credit facility due to our active development program in 2023 and return of capital initiatives.

Liquidity

The Company currently has a reserve-based syndicated credit facility with a borrowing limit of $240.0 million and senior unsecured notes due in 2027. For further details on the Company’s debt instruments please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at September 30, 2023. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

	Notional Volume	Remaining Term	Price	Fair value (millions)
Oil
WCS Differential Swap	1,500 bbl/d	October 2023 - December 2023	($21.20)/bbl	$0.5
WTI Swap	500 bbl/d	October 2023	$121.85/bbl	-
WTI Collar	8,500 bbl/d	October 2023	$115.70/bbl - $124.05/bbl	(0.5)

AECO
AECO Swap	49,929 mcf/d	October 2023	$3.48/mcf	1.6
AECO Swap	26,588 mcf/d	November 2023 - March 2024	$3.47/mcf	1.7

Electricity
Power Swap	120 MWh/d	January - December 2024	$93.95/MWh	(0.4)

Total				$2.9

Refer to the Business Environment section above for a full list of hedges currently outstanding including contracts that were entered into subsequent to September 30, 2023.

Based on commodity prices and contracts in place at September 30, 2023, a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $0.4 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $0.6 million.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

The components of risk management within Income on the Consolidated Statements of Income are as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
Realized
Settlement of oil contracts gain (loss)	$(2.1)	$1.0	$(1.8)	$(26.1)
Settlement of natural gas contracts gain (loss)	5.0	(2.6)	12.8	(6.3)
Total realized risk management gain (loss)	$2.9	$(1.6)	$11.0	$(32.4)

Unrealized
Oil contracts gain	$0.9	$6.3	$-	$5.8
Natural gas contracts gain (loss)	(4.1)	1.5	(2.9)	(1.6)
Total unrealized risk management gain (loss)	(3.2)	7.8	(2.9)	4.2
Risk management gain (loss)	$(0.3)	$6.2	$8.1	$(28.2)

The components of risk management within Expenses on the Consolidated Statements of Income are as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2023	2022	2023	2022
Unrealized
Electricity contracts loss	$(0.4)	$-	$(0.4)	$-
Total unrealized risk management loss	(0.4)	-	(0.4)	-
Risk management loss	$(0.4)	$-	$(0.4)	$-

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results.

		Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	10.5	0.13
Liquids production	1,000 bbl/day	27.5	0.35
Price per mcf of natural gas	AECO $0.10	1.9	0.02
Natural gas production	1 mmcf/day	0.9	0.01
Effective interest rate	1%	0.9	0.01
Exchange rate ($US per $CAD)	$0.01	6.4	0.08

(1) Non-GAAP financial measure or non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2023	2024	2025	2026	2027	Thereafter	Total
Long-term debt (1)	$-	$-	$118.0	$-	$118.4	$-	$236.4
Transportation	2.8	9.5	7.3	6.1	4.6	11.5	41.8
Interest obligations	2.5	24.2	18.3	14.2	14.2	-	73.4
Office lease	2.5	10.0	0.8	-	-	-	13.3
Lease liability	0.6	1.9	1.3	0.5	0.1	4.8	9.2
Decommissioning liability (2)	7.5	23.6	21.9	20.3	18.9	83.2	175.4
Total	$15.9	$69.2	$167.6	$41.1	$156.2	$99.5	$549.5

(1)
The 2025 figure includes our syndicated credit facility which has a term-out date of May 2025. The 2027 figure includes our senior unsecured notes due in July 2027. Refer to the Financing section above for further details. Historically, the Company has successfully renewed our syndicated credit facility.
(2)
These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

At September 30, 2023, the Company had an aggregate of $118.4 million in senior unsecured notes maturing in July 2027. Also, the revolving period of our syndicated credit facility is May 31, 2024, with a term out period to May 31, 2025. In the future, if the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that we could be required to seek other sources of financing, including other forms of debt or equity arrangements if available. Please see the Financing section of this MD&A for further details regarding our outstanding debt instruments.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at September 30, 2023	79,756,538
Issuance under Stock option plan	24,500
Repurchase and cancellation of common shares	(712,500)
As at November 8, 2023	79,068,538

Options outstanding:
As at September 30, 2023	2,257,989
Granted	72,000
Exercised	(24,500)
As at November 8, 2023	2,305,489

RSUs outstanding:
As at September 30, 2023	1,250,083
Granted	51,870
Vested	(4,392)
Forfeited	(4,413)
As at November 8, 2023	1,293,148

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Supplemental Production Disclosure

Outlined below is production by product type for each area and in total for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30		Nine months ended September 30
Daily production (boe/d)	2023	2022	2023	2022
Cardium
Light oil (bbl/d)	10,798	10,572	11,299	11,168
Heavy oil (bbl/d)	38	41	32	46
NGLs (bbl/d)	2,623	2,301	2,524	2,330
Natural gas (mmcf/d)	60	54	58	53
Total production (boe/d)	23,403	21,853	23,537	22,395

Peace River
Light oil (bbl/d)	-	-	-	-
Heavy oil (bbl/d)	6,070	5,648	5,770	5,751
NGLs (bbl/d)	7	5	10	5
Natural gas (mmcf/d)	4	6	5	6
Total production (boe/d)	6,810	6,623	6,538	6,686

Viking
Light oil (bbl/d)	1,564	389	1,195	224
Heavy oil (bbl/d)	113	116	110	108
NGLs (bbl/d)	71	43	54	34
Natural gas (mmcf/d)	4	3	3	3
Total production (boe/d)	2,361	1,034	1,913	819

Legacy
Light oil (bbl/d)	90	101	96	88
Heavy oil (bbl/d)	39	49	40	35
NGLs (bbl/d)	7	30	18	36
Natural gas (mmcf/d)	1	1	1	1
Total production (boe/d)	363	475	388	424

Total
Light oil (bbl/d)	12,452	11,062	12,590	11,480
Heavy oil (bbl/d)	6,260	5,854	5,952	5,940
NGLs (bbl/d)	2,708	2,379	2,606	2,405
Natural gas (mmcf/d)	69	64	67	63
Total production (boe/d)	32,937	29,985	32,376	30,324

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Reconciliation of Cash flow from Operating Activities to Funds flow from Operations

	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
Three months ended	2023	2023	2023	2022	2022	2022	2022	2021
Cash flow from operating activities	$95.3	$67.1	$72.6	$126.5	$121.4	$125.0	$83.9	$62.6
Change in non-cash working capital	(3.6)	13.7	6.6	(20.9)	(21.9)	26.0	(18.0)	6.2
Decommissioning expenditures	5.3	4.9	8.7	3.0	3.5	3.8	8.5	2.7
Onerous office lease settlements	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.1
Settlement of restricted share units	0.1	-	4.6	-	-	-	-	-
Deferred financing costs	(0.6)	(0.6)	(0.5)	(0.4)	(0.7)	(0.7)	(0.7)	(1.1)
Financing fees paid	-	-	-	-	-	-	-	0.3
Restructuring charges (1)	-	-	-	-	-	-	2.5	-
Transaction costs	-	-	-	-	-	-	0.1	3.4
Other expenses (1)	0.2	0.1	-	-	-	0.6	-	0.1
Commodities purchased from third parties	-	-	-	-	-	-	-	3.7
Funds flow from operations	$98.9	$87.4	$94.3	$110.5	$104.6	$157.0	$78.6	$80.0

(1)
Excludes the non-cash portion of restructuring and other expenses.

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company's ICFR that occurred during the period beginning on July 1, 2023 and ending on September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing areas of operation, deployment into new ventures and return of capital to shareholders. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, settlement of RSUs, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and "Reconciliation of Cash flow from operating activities to Funds flow from operations" above for reconciliations of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased from third parties and sales of commodities purchased from third parties and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

"Sales” are production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties and is used to assess the cash realizations on commodity sales before realized risk management gains and losses. See “Results of Operations – Production Revenues” above for a reconciliation of sales to production revenues, being our nearest measure prescribed by IFRS.

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. See “Results of Operations – Expenses – Operating” above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties (sales), less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See "Results of Operations – Netbacks" above for a reconciliation of netbacks to sales and "Results of Operations – Production Revenues" above for a reconciliation of sales to production revenues being our nearest measure prescribed by IFRS.

Non-GAAP Financial Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating" above.

“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provides investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks” above.

Supplementary Financial Measures

Average sales prices for light oil, heavy oil, NGLs, total liquids and natural gas are supplementary financial measures calculated by dividing each of these components of production revenues by their respective production volumes for the periods.

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

“Cash flow from operating activities – diluted per share" is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

"G&A gross – per boe" is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

"G&A net – per boe" is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
		LNG	liquefied natural gas
		NYMEX	New York Mercantile Exchange price for natural gas

References to Q1, Q2, Q3 and Q4 are to the three-month periods ended March 31, June 30, September 30 and December 31, respectively.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our three-year plan will expected production, development locations and formations, use of free cash flow and when we expect certain assets to become self-sustaining, based on certain pricing assumptions; our expectations for Bluesky and Clearwater production; our expectations for Peace River production growth and per share metrics, with potential options to return capital to shareholders and/or further reduce debt levels; our commitment to ESG matters and expected decommissioning expenditures in 2023; our hedges; the terms and conditions under our syndicated credit facility and senior unsecured notes; our expectations in connection with compliance with environmental legislation; that we are dedicated to managing our ESG initiatives to manage the environmental impact from our operations through the environmental programs which include resource conservation, water management and site abandonment / reclamation / remediation; how we plan to manage our debt portfolio; all information disclosed under "Sensitivity Analysis; our future payment obligations as disclosed under "Contractual Obligations and Commitments"; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Company's lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; that the Company's operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to any resurgence of the pandemic; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, including our three-year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our recently announced three-year growth plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including any resurgence of the COVID-19 pandemic, and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured

OBSIDIAN ENERGY THIRD QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more the Repurchase Offers when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as the wild fires experienced in Alberta in Q2 2023 or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of increased interest rates on our borrowing costs and on economic activity, and including the risk that higher interest rates cause or contribute to the onset of a recession; the risk that our costs increase significantly due to ongoing high levels of inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to the COVID-19 pandemic and/or public opinion and/or special interest groups; and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in Canada at www.sedarplus.ca and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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